Exhibit 11.1

Calculation of weighted average shares outstanding for the year ended Dec 31/01 Sideware Systems Inc.

Beginning Balance                    60,886,415


Period           No. of Shares      Contribution to   Ending Balance
                   Issued             Weighted Avg.

Feb. 2001          5,229,752          4,470,363         65,356,778
Sep. 2001          2,941,176            942,788         66,299,566
Dec. 2001         17,095,548          1,857,483         68,157,049

TOTAL             25,266,476          7,270,634


Balance forward:                             68,157,049
Less escrow shares canceled:                    970,378
                                             ----------
Balance:                                     67,186,671

Comprehensive loss for the period:          $14,252,790

Net loss per share                          $      0.21